SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------

                             CANISCO RESOURCES, INC.
                       (Name of Subject Company (Issuer))

                        KENNY INDUSTRIAL SERVICES, L.L.C.
                       (Name of Filing Persons (Offeror))

                            CANISCO ACQUISITION, INC.
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (Title of Class of Securities)

                                   137587-10-1
                      (CUSIP Number Of Class Of Securities)

                               Michael G. Rothman
                            Canisco Acquisition, Inc.
                            414 N. Orleans, Suite 202
                             Chicago, Illinois 60610
                            Telephone: (312) 645-9000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                             ----------------------

                                 WITH A COPY TO:

                               Timothy R.M. Bryant
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                            Telephone: (312) 372-2000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
                                 Previously Paid
--------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   Not applicable. Filing Party: Not applicable.
         Form or Registration No.: Not applicable. Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Kenny Industrial Services, L.L.C., a Delaware limited liability company ("Kenny"), and Canisco Acquisition, Inc., a Delaware corporation (the "Merger Subsidiary"). The Schedule TO relates to the offer by Merger Subsidiary to purchase all outstanding shares of common stock, par value $0.0025 per share (the "Shares"), of the Company at $1.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and
(a)(2), respectively and which are incorporated herein by reference (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 through 13 of this Schedule TO. Except as amended and supplemented hereby, the Schedule TO remains in effect. All terms used but not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO are hereby amended and supplemented as follows:

The Offer terminated at midnight, New York City Time on August 11, 2000. As of the expiration time, 2,050,008 Shares had been tendered and not withdrawn (including 192,855 Shares tendered pursuant to guaranteed delivery). Merger Subsidiary has accepted all properly tendered and not withdrawn Shares for prompt payment. After giving effect to the results of the tender offer, Merger Subsidiary will own approximately 88.4% of the outstanding Shares.

Subject to the terms and conditions set forth in the Merger Agreement, Merger Subsidiary will be merged into the Company, and each remaining Share (other than (i) Shares owned by Merger Subsidiary and its subsidiaries or (ii) dissenters to the Merger Agreement) will be converted into the right to receive $1.00 in cash.

ITEM 12.  Exhibits.

         Item 12 is hereby amended by adding the following exhibit:

         (a)(5)(iv) Press Release issued by the Company, dated August 14, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       KENNY INDUSTRIAL SERVICES, L.L.C.


                                       By:      /s/ Michael G. Rothman
                                                --------------------------------
                                                Name: Michael G. Rothman
                                                Title:  Chief Executive Officer


                                       CANISCO ACQUISITION, INC.


                                       By:      /s/ Michael G. Rothman
                                                --------------------------------
                                                Name: Michael G. Rothman
                                                Title:  President


Dated:   August 14, 2000